TEMPLETON GLOBAL INVESTMENT TRUST

Broward Financial Centre

500 East Broward Boulevard/Suite 2100

Fort Lauderdale, FL 33394-3091

Facsimile 954.847.2288

Telephone 954.527.7500

October 14, 2008

Filed Via EDGAR (CIK #0000916488)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Templeton Global Investment Trust ("Registrant")
File Nos. 033-73244 & 811-08226

Dear Sir or Madam:

In connection with our filing of Post-Effective Amendment No. 29 under the Securities Act of 1933, as amended, and Amendment No. 31 under the Investment Company Act of 1940, as amended, to the Registrant's Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 1, 2008, we provide the following acknowledgements to the Commission:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiries regarding this filing to the undersigned at

(954) 847-2285 or the address shown above.

Very truly yours,

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Secretary